

July 13, 2021

Joseph Zwillinger
Co-Chief Executive Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco, CA 94111

> **Re: Allbirds, Inc.**
> **Draft Registration Statement on Form S-1**
> **DRS filed June 16, 2021**
> **File No. 377-0504**

Dear Mr. Zwillinger:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1. Please revise the prospectus cover page to disclose that (1) the company elected to be treated as a public benefit corporation under Delaware law and (2) as a public benefit corporation, the company's duty to balance a variety of interests may result in actions that do not maximize shareholder value.

As a public benefit corporation, we may be subject to increased derivative litigation, page 52

2. You disclose that stockholders of a Delaware public benefit corporation may file a derivative lawsuit. If true, please also clarify that such derivative actions under Section 367 of the DGCL would be subject to your exclusive forum provision requiring derivative

> lawsuits to be heard in the Delaware Chancery Court or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware, page 58

3.   Please ensure that your disclosure here and on page 165 are consistent with the scope of your provision. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

4.   We note that Article XV, Section 49 of your amended and restated bylaws filed as exhibit 3.2 contains an exclusive forum provision that is not consistent with your disclosure or the provision in Section Thirteenth of your amended and restated certificate of incorporation filed as exhibit 3.1. Please ensure that your amended and restated certificate of incorporation and amended and restated bylaws are consistent with your disclosures with respect to your exclusive forum provisions.

Comparison of December 31, 2019 and December 31, 2020
Income Tax (Provision) Benefit, page 88

5.   We note that your effective tax rates for fiscal years 2020 and 2019 were 13.72% and (33.87%), respectively. Please expand your disclosure to discuss the significant change in your effective tax rate between periods. Further, to the extent your current effective tax rate is not indicative of future results, revise to discuss the impact any change may have on your results of operations going forward.

Consolidated Statements of Cash Flows, page F-6

6.   Please reconcile for us the security deposit amount presented within within investing activities for fiscal year 2020 to the change in balance sheet amounts presented in footnotes 5 and 6. Also tell us the nature and purpose of the security deposits.

Notes to Consolidated Financial Statements
Note 11. Warrants, page F-19

7.   Citing specific authoritative accounting guidance, please tell us how you determined your preferred stock warrants qualify for liability classification. Also tell us why, as noted on page 19, the warrants will be reclassified to equity in connection with the offering.

Note 12. Stock Transactions, page F-21

8.   We note that during 2018 you received promissory notes from employees in consideration for the early exercise of common stock options. You disclose that the note receivables are

not reflected on your balance sheet since the notes are limited recourse. Citing authoritative accounting guidance, where applicable, please clarify how you account for the promissory notes and the related stock options. Ensure you explain how the notes impact the accounting and earnings per share treatment for the underlying stock options and how you accounted for the June 2020 transactions described in this footnote. Quantify the impacts of these arrangements on your historical financial statements.

Note 13. Stock-based Compensation, page F-21

9.   We note your disclosure on page F-22 that certain stock options were repriced during June 2020 to $4.12 and your disclosure on page II-2 that stock options have been exercised at prices between $0.022 and $8.33 since June 2018. Please provide us with a summary of all recent stock-based compensation awards granted, including grant dates and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in common stock fair values, describe to us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

General

10.   We note the disclosures throughout your prospectus regarding your company's election to have its overall public benefit purpose measured against standards established by B Lab and B Lab's designation of the company as a "Certified B Corporation." Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the company as a "Certified B Corporation," or tell us why the consent of B Lab is not required by Rule 436.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Calise Cheng